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19006014

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing
FEB 28 2019
Washington, DC

SEC FILE NUMBER
8-50127

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SOUTHEAST INVESTMENTS, N.C., INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

820 TYVOLA ROAD, SUITE 104
(No. and Street)

CHARLOTTE (City) NORTH CAROLINA (State) 28217 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JONATHAN H BLACK 704-527-7873
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHARF PERA & CO., PLLC
(Name – *if individual, state last, first, middle name*)

4600 PARK ROAD (Address) CHARLOTTE (City) NC (State) 28209 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, JONATHAN H BLACK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOUTHEAST INVESTMENTS, N.C., INC, as of February 25, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

RONALD DAVID PLEXICO JR
NOTARY PUBLIC
SOUTH CAROLINA
MY COMMISSION EXPIRES
AUGUST 26, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOUTHEAST INVESTMENTS, N.C., INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2018

Scharf Pera
& Co., PLLC Certified Public Accountants

4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
scharfpera.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
Southeast Investments N.C., Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Southeast Investments N.C., Inc. as of December 31, 2018, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and supplemental schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Southeast Investments N.C., Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Southeast Investments N.C., Inc.'s management. Our responsibility is to express an opinion on Southeast Investments N.C., Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Southeast Investments N.C., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Southeast Investments N.C., Inc.'s financial statements. The supplemental information is the responsibility of Southeast Investments N.C., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Scharf Pera & Co., PLLC

Scharf Pera & Co., PLLC
We have served as Southeast Investments N.C., Inc.'s auditor since 2012.
Charlotte, North Carolina
February 25, 2019

SOUTHEAST INVESTMENTS, N.C., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash	$	43,061
Deposits with clearing organization		100,000
Receivables from clearing organization		36,847
Commissions receivable		80,542
Due from affiliate		243,000
	$	503,450

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Commissions payable	$	126,548
Other accrued expenses		7,613
		134,161
Commitments and contingent liabilities		243,000
Stockholders' Equity:		
Common stock, $1 par value; 1,000 shares issued and outstanding		1,000
Additional paid-in capital		1,113,981
Accumulated deficit		(988,692)
		126,289
	$	503,450

The accompanying notes are an integral part of these financial statements.

SOUTHEAST INVESTMENTS, N.C., INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues:	
Commissions	$ 5,175,655
Interest and dividends	9,625
Other income	22,496
	5,207,776
Expenses:	
Commissions	3,579,062
Management fees	401,800
Clearance fees	159,946
Professional fees	223,607
Rent	120,000
Advertising	41,960
Other operating expenses	710,960
	5,237,335
Net loss before income taxes	(29,559)
Income tax expense (benefit)	-
Net loss	$ (29,559)

The accompanying notes are an integral part of these financial statements.

SOUTHEAST INVESTMENTS, N.C., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total
Balance - January 1, 2018	1,000	$ 1,000	$ 1,108,981	$ (959,133)	$ 150,848
Capital contributions	-	-	5,000	-	5,000
Net loss	-	-	-	(29,559)	(29,559)
Balance - December 31, 2018	1,000	$ 1,000	$ 1,113,981	$ (988,692)	$ 126,289

The accompanying notes are an integral part of these financial statements.

SOUTHEAST INVESTMENTS, N.C., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss		$ (29,559)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease in operating assets:		
Receivable from clearing organization	$ 11,392	
Commissions receivable	51,532	
Decrease in operating liabilities:		
Commissions payable and other accrued expenses	(126,575)	
		(63,651)
Net cash used in operating activities		(93,210)
CASH FLOWS FROM INVESTING ACTIVITIES:		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions	5,000	
Net cash provided by financing activities		5,000
DECREASE IN CASH		(88,210)
CASH AT BEGINNING OF YEAR		131,271
CASH AT END OF YEAR		$ 43,061

The accompanying notes are an integral part of these financial statements.

SOUTHEAST INVESTMENTS, N.C., INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2018

Note 1 - Organization and Nature of Business:

Southeast Investments, N.C., Inc. (the "Company") is a North Carolina Corporation. The Company is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Headquartered in Charlotte, North Carolina, the Company executes general securities transactions for customers located throughout the United States. Trades are cleared by COR Clearing, LLC.

Note 2 - Significant Accounting Policies:

Cash and cash equivalents:

The Company considers all highly liquid investments having an original maturity of three months or less to be cash equivalents. Amounts invested may exceed federally insured limits at any given time.

Security transactions:

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Marketable securities are valued at market value.

Revenue recognition:

The revenues of the Company are derived primarily from commissions earned on securities transactions and are recorded when earned. Securities transactions are recorded on the trade-date basis.

Income taxes:

Income taxes are determined in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 740, "Income Taxes," which requires an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Amounts provided for deferred taxes relate primarily to the effects of net operating and capital loss carry forwards. Any tax related penalties and interest are recorded in the period in which they are incurred.

Note 2 - Significant Accounting Policies (continued):

Income taxes (continued):

FASB ASC 740-10 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the balance sheet. It also provides guidance on derecognition, measurement and classification of amounts related to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim period disclosures and transition relating to the adoption of new accounting standards. Under FASB ASC 740-10, the recognition for uncertain tax positions should be based on a more-likely-than-not threshold that the tax position will be sustained upon audit. The tax position is measured as the largest amount of benefit that has a greater than fifty percent probability of being realized upon settlement. Management has determined that adoption of this topic has had no effect on the Company's balance sheet. The Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2015.

Property and equipment:

Property and equipment is stated at cost. The service lives for all property and equipment have been estimated at three to five years and the straight-line method is used for depreciation purposes. Maintenance and repairs that do not improve or extend the lives of the respective assets are expensed currently. As property and equipment were fully depreciated in previous years, there was no depreciation expense for the year ended December 31, 2018.

Computation of customer reserve:

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to rule 15c3-3 under the Securities Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

Advertising:

The Company's policy is to expense advertising costs as the costs are incurred.

Use of accounting estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Fair value measurement:

FASB ASC Topic 820, "Fair Value Measurement," defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Note 2 - Significant Accounting Policies (continued):

Fair value measurement (continued):

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The Company's financial instruments include cash, accounts receivable, accounts payable, accrued expenses and other liabilities. The carrying amounts of these financial instruments approximate fair value due to their short maturities.

Note 3 - Marketable Securities:

The Company's marketable securities usually consists of corporate stocks that are valued using Level 1 inputs. As of December 31, 2018, the company had no marketable securities.

Note 4 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or a minimum net capital of $50,000 unless the company exceeds 10 trades during the year for its own account. At December 31, 2018, the company had net capital of $119,543 which was $69,543 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 3.16 to 1.

Note 5 - Related Party Transactions:

Three affiliated companies, related through common ownership or family members of a shareholder, provide various management services and consulting services to the Company. For the year ended December 31, 2018, the Company incurred management fees of $401,800 and professional fees of $160,000 for those services.

The Company leases office space from related parties. The lease terms are month to month and the Company paid rent of $120,000 to these parties for the year ended December 31, 2018.

No amounts were payable to or receivable from related parties as of December 31, 2018 except for due from affiliate of $243,000. See Note 8 for further discussion.

Note 6 - Income Taxes:

The provision for income taxes at December 31, 2018 consists of $0 of federal current taxes and $0 of state taxes, with $0 of federal and state deferred taxes. The full amount of the net deferred tax assets of $160,000 federal and $15,000 state has been fully offset by a valuation reserve.

The provision for income taxes of zero percent consists of the federal statutory rate of 21 percent, state tax rate of three percent, net of federal benefit, and a reduction of 24 percent as a result of a valuation reserve on net operating loss carry forwards. Federal net operating losses are approximately $775,000 as of December 31, 2018. State net operating losses are approximately $505,000 as of December 31, 2018. Portions of these net operating losses begin expiring in 2034.

Note 7 - Cash Flow Information:

Supplemental cash flow information for the year ended December 31, 2018 is as follows:

Interest expense	$ -
Income taxes	$ -

Note 8 - Due From Affiliate and Contingent Liability:

The Company is subject to various claims and legal proceedings in the ordinary course of business activities. On March 3, 2017, the Company and a manager and former shareholder were sanctioned by a FINRA Extended Hearing Panel regarding certain violations related to recordkeeping and agent site visits. Sanctions included a statutory disqualification and fines of $243,000. The sanctions have been stayed pending appeals. The Company and the shareholder disagree with the findings and are vigorously defending themselves through the appeals process. In accordance with FASB ASC 450-20 – Loss Contingencies a contingent liability of $243,000 has been recorded on the Statement of Financial Condition.

Pursuant to the former shareholder's contractor agreement with the company, he is personally responsible for any fines from rule violations which resulted from his actions and decisions. Accordingly, a receivable of $243,000 has been included in due from affiliate on the Statement of Financial Condition.

Note 9 - Subsequent Events:

The Company evaluated all events and transactions through February 25, 2019, the date these financial statements were issued. During this period, there were no material recognizable or non-recognizable subsequent events.

SOUTHEAST INVESTMENTS, N.C., INC.
SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2018

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

SCHEDULE I
SOUTHEAST INVESTMENTS, N.C., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

Net capital:		
Total stockholders' equity		$ 126,289
Deductions and/or charges:		
Nonallowable assets:		
Commissions on receivable over 30 days old, net of related commissions payable		(6,746)
Net capital before haircuts on securities positions (tentative net capital)		119,543
Haircuts on securities		-
Net capital		$ 119,543
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 134,161
Contingent liability		243,000
		$ 377,161
Computation of basic net capital requirement:		
Minimum net capital required, greater of:		
Minimum net capital required as computed at 6.67 percent of aggregate indebtedness	$ 25,144	
Minimum dollar net capital requirement	50,000	
Total net capital requirement		$ 50,000
Excess net capital		$ 69,543
Excess net capital at 120 percent		$ 59,543
Ratio: Aggregate indebtedness to net capital		3.16

The net capital reported of $119,543 agrees in all material respects with the company's computation and amount reported in Part (II) of Form X-17a-5(unaudited) FOCUS report as of December 31, 2018.

SOUTHEAST INVESTMENTS, N.C., INC.
STATEMENT REGARDING SCHEDULES II, III, AND IV
AS OF DECEMBER 31, 2018

Schedules II, III, and IV are not applicable. The Company has claimed an exemption from SEC Rule 15c3-3 based on the fact that all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Scharf Pera
& Co., PLLC Certified Public Accountants

4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
scharfpera.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholders
Southeast Investments, N.C., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2018, which were agreed to by Southeast Investments, N.C., Inc., and SIPC, solely to assist you and the other specified parties in evaluating Southeast Investments, N.C., Inc.'s compliance with the applicable instructions of Form SIPC-7. Southeast Investments, N.C., Inc.'s management is responsible for Southeast Investments, N.C., Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records in the financial accounting software and cancelled checks, noting no differences;

2) Compared the amounts reported on the audited financial statements for the year ended December 31, 2018, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared adjustments reported in Form SIPC-7 with supporting schedules, including a detail of amounts paid as commissions, floor brokerage and clearance fees to other SIPC members in connection with securities transactions, legal and advertising fees, a schedule of interest expenses, and other income, noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Scharf Pera & Co., PLLC

Scharf Pera & Co., PLLC
Charlotte, North Carolina
February 25, 2019

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended **12/31/2018**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

9*9*******1657********************MIXED AADC 220
50127 FINRA DEC
SOUTHEAST INVESTMENTS N C INC
820 TYVOLA RD STE 104 SUITE
CHARLOTTE, NC 28217-3528

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
FRANK BLACK
704 527. 7873

2. A. General Assessment (item 2e from page 2) $ 667

B. Less payment made with SIPC-6 filed (**exclude interest**) (350)
7-19-18
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 317

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 317

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 317

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Southeast Investments N.C. inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRINCIPAL
(Title)

Dated the 22nd day of February, 20 19.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES

AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Item No. — **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 5,207,776

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 4,503,471

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 159,946

(4) Reimbursements for postage in connection with proxy solicitation. — 2,790

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — 220

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — 86,147

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ — 6,644

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 3850

Enter the greater of line (i) or (ii) — 3,850

Total deductions — 4,763,068

2d. SIPC Net Operating Revenues — $ 444,708

2e. General Assessment @ .0015 — $ 667

(to page 1, line 2.A.)

Scharf Pera
& Co., PLLC Certified Public Accountants

4600 Park Road, Suite 112
Charlotte, NC 28209
704 372-1167
704 377-3259 fax
scharfpera.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Southeast Investments N.C., Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Southeast Investments N.C., Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Southeast Investments N.C., Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: 15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Southeast Investments N.C., Inc. stated that Southeast Investments N.C., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Southeast Investments N.C., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Southeast Investments N.C., Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Scharf Pera & Co., PLLC

Charlotte, North Carolina

February 25, 2019

Southeast Investments, N.C. Inc.

Member FINRA, SIPC

820 Tyvola Road, Suite 104
Charlotte, NC 28217
704-527-7873 or 800-828-1295
Fax 704-527-2166

February 25, 2019

EXEMPTION REPORT

1. Southeast Investments, N.C.Inc. is exempt from SEC Rule 15c3-3.

2. Southeast Investments, N.C.Inc is exempt based on the provisions of SEC Rule 15c3-3 (k)(2)(ii) as all customer transactions are cleared through another broker/dealer on a fully disclosed basis.

3. Southeast Investments has met the requirements of the exemption for this rule through the year ending December 31, 2018.

Jonathan Black, CEO
Southeast Investments, N.C.Inc.